Exhibit 99.1

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251 866 824 1100

f:	604 669 8577

w:	www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.	Name and Address of Company

KIMBER RESOURCES INC.
215 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

(“Kimber” or the “Company”)

Item 2.	Date of Material Change

July 21, 2005

Item 3.	News Release

A news release announcing the material change was issued by Kimber on July 21, 2005 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.	Summary of Material Change

The Company announced non-brokered private placements of 3,333,333 units to raise gross proceeds of $5,000,000.

Item 5.	Full Description of Material Change

The Company announced non-brokered private placements of securities to raise gross proceeds of $5,000,000. Subject to regulatory approval, the company will sell 3,333,333 units consisting of one common share and one-half of one non-

transferable share purchase warrant. One full warrant will entitle the holder to purchase one additional common share of the Company for a period of 18 months from the date of issue of the warrant at a price of $1.80.

The full text of the press release referred to in Item 3 above announcing the material change is as follows:

KIMBER ANNOUNCES NON-BROKERED PRIVATE PLACEMENTS

July 21, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

Kimber Resources announces non-brokered private placements of 3,333,333 units with three (3) institutional investors. The units, at a price of $1.50 per unit, will raise gross proceeds of $5,000,000. Each unit will consist of one common share and one-half of one non-transferable share purchase warrant. One full warrant will entitle the holder to purchase one additional common share of the Company for a period of 18 months from the date of issue at a price of $1.80. The shares forming part of the units and any shares acquired upon exercise of the warrants shall be subject to a four month hold period from the date on which the units are issued.

Closing of the private placements is subject to the receipt of applicable regulatory approval, including the Toronto Stock Exchange.

The net proceeds of the private placement will be used to continue drilling on the Carmen deposit, the Carotare, and the recently announced El Orito Norte exploration target. One RC rig is presently drilling on the Carmen deposit and another RC and one core rig are drilling on the Carotare. Applications are being made for permits to drill on the El Orito Norte lying between the Carmen and the Carotare and are anticipated shortly.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.”

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.	Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.	Date of Report

Dated at Vancouver, British Columbia, this 27th day of July, 2005.

KIMBER RESOURCES INC.

“M. E. Hoole”

per:
Michael E. Hoole
Vice President and Secretary